Exhibit 99.1
China Nepstar Chain Drugstore Reports First Quarter 2010 Financial Results
— Same Store Sales Growth 6.9% —
Shenzhen, China, May 18, 2010 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest drugstore chain in China in terms of the number of directly operated stores, with 2,559 directly operated stores in operation as of March 31, 2010, today announced its unaudited financial results for the first quarter ended March 31, 2010.
Financial Highlights
For the quarter ended March 31, 2010:
▪	Revenue was RMB567 million (US$83 million), reflecting a 12.1% increase compared to revenue of RMB506 million in the first quarter of 2009

▪	Same store sales increased by 6.9%

▪	Net income was RMB2.6 million (US$0.4 million)

▪	Net cash flow from operations was RMB35 million (US$5 million)
Mr. Ian Wade, Chief Executive Officer of Nepstar, commented, “Despite the unfavorable pressure brought by the various pricing ceiling policies on some of our products, we continue to achieve solid same store sales growth as our product mix offerings and promotion programs remain attractive to our customers.”
“After a difficult 2008, we decided to reward our employees through a one-time bonus for their outstanding performance in 2009. We also provided an overall salary increase to our employees at both store level and corporate level to maintain our competitiveness in retaining our most critical asset — our people. In the meantime, we have accelerated new store openings in Q4, 2009 and Q1, 2010, which has resulted in higher operating expenses. These measures inevitably impacted the first quarter results but we believe we ought to run the business with a longer term perspective.”
First Quarter Results
Revenue for the quarter ended March 31, 2010 was RMB567 million (US$83 million), 12.1% higher than revenue for the first quarter of 2009 of RMB506 million.

First quarter revenue contribution from prescription drugs was 24.8%, over-the-counter (“OTC”) drugs was 36.7%, nutritional supplements was 17.9%, traditional Chinese herbal products was 3.7% and other products was 16.9%. Same store sales (for 2,217 stores opened before December 31, 2008) for the first quarter of 2010 increased by 6.9% as compared to the same period in 2009. The increase was mainly attributable to effective marketing campaigns, optimization of product offerings, and the stronger economic environment in China.
Nepstar’s portfolio of private label products included 1,559 products as of March 31, 2010. Sales of private label products represented approximately 26.6% of revenue and 39.8% of gross profit for the first quarter of 2010.
Gross profit was RMB272 million (US$40 million) for the first quarter of 2010, as compared to RMB244 million for the first quarter of 2009. Gross margin for the first quarter of 2010 was 48.0%, as compared to 48.2% for the same period in 2009. The decrease in gross margin was largely due to decrease in the price of products included in the national and provincial medical insurance catalogs or in the national essential drug list.
Sales, marketing and other operating expenses as a percentage of revenue for the first quarter of 2010 increased to 42.9% compared to 41.0% for the first quarter of 2009. The increase was primarily due to the one-time corporate-wide bonus that was accounted for in the first quarter of 2010 and general salary increase for store employees. The increase was also partially attributable to the opening of 156 new stores in the fourth quarter of 2009 and 104 new stores in the first quarter of 2010 which increased operating expenses. Increasing rental costs also contributed to the increase in sales, marketing and other operating expenses. For stores opened before December 31, 2008 and still in operation, total rental costs increased by 4% in the first quarter of 2010 as compared to the same period in 2009.
General and administrative expenses as a percentage of revenue for the first quarter of 2010 was 5.8% compared to 4.6% for the first quarter of 2009. The increase was primarily due to the one-time corporate-wide bonus accounted for in the first quarter of 2010, share based compensation granted to employees in the first quarter and general salary increase for corporate administrative employees.
Total bonus accounted for in the first quarter of 2010 amounted to RMB6 million (US$0.9 million).
As a result, operating loss for the first quarter of 2010 was RMB4 million (US$0.6 million) compared to operating income of RMB13 million for the first quarter of 2009.
During the first quarter of 2010, net interest income (interest income net of interest expense) was RMB7 million (US$1 million) and other investment income was RMB5 million (US$0.7 million), compared to net interest income of RMB24 million and other investment income of RMB5 million in 2009. The decrease in net interest income was mainly due to (i) the maturity of all held-to-maturity investment securities which had been earning higher interest income (ii) a general decrease of interest rates for short-term bank deposits; and (iii) lower cash balances as a result of the dividend payments in 2009.
Nepstar’s effective tax rate was 66.8% for the first quarter of 2010, compared to 26.5% for the same period in 2009. The increase in effective tax rate was primarily due to the varying profitability among subsidiary companies for the first quarter of 2010, an increase in the deferred tax asset valuation allowance for tax loss carry forwards, the benefits of which the Company currently does not expect to be realizable and the increase in transitional tax rate from 20% in

2009 to 22% in 2010 for subsidiaries in Shenzhen.
Net income in the first quarter 2010 was RMB2.6 million (US$0.4 million), or RMB0.02 basic earnings per American depositary share (the “ADS”), and RMB0.02 diluted earnings per ADS. This compares to net income of RMB30 million, or RMB0.30 basic and RMB0.28 diluted earnings per ADS, for the first quarter of 2009. The total number of outstanding ordinary shares for the Company as of March 31, 2010 was 211 million. The weighted average number of ADSs for the first quarter of 2010 was 105 million. One ADS represents two ordinary shares.
As of March 31, 2010, the Company’s total cash, cash equivalents and current bank deposits were RMB1,142 million (US$167 million), long term bank deposits were RMB200 million (US$29 million) and total shareholders’ equity was RMB1,588 million (US$233 million).
On March 3, 2010, the Company announced that the Board of Directors declared a cash dividend of US$0.28 per ADS. The cash dividend was paid during the first half of May 2010 to shareholders of record as of the close of business on April 2, 2010.
First Quarter Operating Highlights
In the first quarter of 2010, Nepstar added 104 new stores and closed 24 stores. As of March 31, 2010, Nepstar had a total of 2,559 stores in operation.
Nepstar has initiated strategic collaboration with certain world-leading fast moving consumer goods companies to design and remodel a new type of health and beauty concept store for the Company. Such concept stores will allocate half of the display space of a Nepstar store to health and beauty products while maintaining the core product offerings of a conventional Nepstar store. Such concept stores will also have more modern interior decor and is aimed to attract a broader base of customers.
In addition, since the fourth quarter of 2009, Nepstar has introduced approximately 70 new Stock Keeping Units (“SKUs”) of consumables and organic food products as of March 31, 2010. These new products are now sold through half of the Company’s stores and contributed RMB7 million to the Company’s revenue in the first quarter of 2010.
Business Outlook
Mr. Wade commented, “We remain cautious about the pressure on our operating expense for the remaining quarters of the year as various provincial governments are issuing minimum wage policies, which are affecting our labor costs. Also, we expect continued pressure as to store rental costs.”
“Such cost pressure is calling for us to focus even more on the productivity of the stores. We expect the gross margin to improve in the second quarter as we continue optimizing our product offerings between products that are subject to price ceiling and products that are not so as to strike the proper balance between maintaining the breadth of our product offerings and the overall gross margin. We are also expanding our product offerings in health and beauty as well as organic food categories at a much quicker pace to attract customers and to become less reliant on pharmaceutical products. We continue to focus on growing same store sales along with strengthening customer relationships.”

“We remain hopeful that the recent pricing policy by the Chinese government will shake out a number of small competitors who have already been suffering loss in the past few quarters.”
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Tuesday, May 18, 2010 at 8:00 a.m. Eastern Daylight Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-8033 (North America) or +1-201-689- 8033 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at www.nepstar.cn.
A replay of the call will be available starting on May 18, 2010, at 11:00 a.m. Eastern Daylight Time or 11:00 p.m. Beijing Time through May 28, 2010 at 11:59 p.m. Eastern Daylight Time or May 29, 2010 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 349559.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE:NPD — News) is China’s largest retail drugstore chain based on the number of directly operated stores. As of March 31, 2010, the Company had 2,559 stores across 74 cities, one headquarter distribution center and 13 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.8258 on March 31, 2010 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2010, or at any other date. The percentages stated are calculated based on RMB amounts.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@grayling.com
Tables follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands – except per-share data)

	Three-month period ended
	March 31
	2009	2010	2010
	RMB	RMB	USD

Revenue	505,960	567,217	83,099

Cost of goods sold	(261,970)	(295,049)	(43,226)

Gross profit	243,990	272,168	39,873

Sales, marketing and other operating expenses	(207,622)	(243,378)	(35,655)

General and administrative expenses	(23,295)	(32,948)	(4,827)

Income/ (losses) from operations	13,073	(4,158)	(609)

Interest income	23,518	8,226	1,205

Interest expenses	—	(1,200)	(176)

Dividend income from cost method investments	3,776	2,997	439

Equity in income of an equity method investee	1,007	1,846	271

Income before income tax expense	41,374	7,711	1,130

Income tax expense	(10,944)	(5,153)	(755)

Net income attributable to China Nepstar Chain Drugstore Ltd. ordinary shareholders	30,430	2,558	375

Basic earnings per ordinary share	0.15	0.01	—

Basic earnings per ADS	0.30	0.02	—

Diluted earnings per ordinary share	0.14	0.01	—

Diluted earnings per ADS	0.28	0.02	—

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	March 31,
	2009	2010
	RMB	RMB	USD

ASSETS
Current assets

Cash, cash equivalents and other bank deposits	666,012	1,141,533	167,238

Restricted Cash	765,000	—	—

Held-to-maturity investment securities	400,000	—	—

Accounts receivable, net of allowance for doubtful accounts	72,561	65,770	9,636

Prepayments for purchase of merchandise paid to related parties	38,102	31,657	4,638

Amounts due from related parties	7,306	9,627	1,410

Prepaid expenses, deposits and other current assets	144,154	130,449	19,111

Inventories	369,775	339,567	49,748

Deferred tax assets	6,907	4,219	618

Total current assets	2,469,817	1,722,822	252,399

Non-current assets

Long-term bank deposits	—	200,000	29,301

Property and equipment, net	204,710	208,169	30,497

Rental deposits	38,557	40,142	5,881

Cost method investments	12,638	12,638	1,852

Equity method investment	29,343	31,189	4,569

Land use right	8,622	8,579	1,257

	As of	As of
	December 31,	March 31,
	2009	2010
	RMB	RMB	USD

Intangible assets, net	725	463	68

Goodwill	40,462	51,971	7,614

Deferred tax assets	2,914	3,469	508

Deposits for acquisitions	12,788	3,000	439

Total non-current asset	350,759	559,620	81,986

Total Assets	2,820,576	2,282,442	334,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Short-term bank loans	470,000	—	—

Accounts payable	313,794	279,344	40,925

Amounts due to related parties	12,533	15,521	2,274

Accrued expenses and other payables	121,645	114,137	16,721

Income tax payable	38,599	40,383	5,916

Dividend payable	38,631	201,301	29,491

Total current liabilities	995,202	650,686	95,327

Non-current liabilities

Deferred income	27,002	28,938	4,240

Deferred tax liabilities	20,640	14,394	2,109

Total non-current liabilities	47,642	43,332	6,349

Total liabilities	1,042,844	694,018	101,676

Shareholders’ equity

Share capital	166	166	24

	As of	As of
	December 31,	March 31,
	2009	2010
	RMB	RMB	USD

Additional paid-in capital	1,605,762	1,531,849	224,420

Accumulated other comprehensive loss	(38,485)	(38,438)	(5,631)

Retained earnings	210,289	94,847	13,896

Total China Nepstar Chain Drugstore Ltd. shareholders’ equity	1,777,732	1,588,424	232,709

Total liabilities and shareholders’ equity	2,820,576	2,282,442	334,385